

Mail Stop 7010

April 21, 2008

Ms. Vicky F. Savage
Acting Chief Financial Officer
Calton, Inc.
2050 40th Avenue
Suite One
Vero Beach, FL 32960

> **RE: Form 10-KSB for the fiscal year ended November 30, 2007**
> **Form 10-QSB for the period ended February 29, 2008**
> **File No. 1-8846**

Dear Ms. Savage:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2007

Note 8 – Related Party Transactions, page F-15

1. We have reviewed your response to prior comment 9. You have determined that you and AFP Enterprises, Inc. are under common control. It is unclear how you accounted for the transactions with AFP Enterprises, Inc. in light of this relationship. Please provide us with a detailed explanation as to how you accounted for each of the two homes involved in the transaction as well as how you determined this accounting was appropriate. Please specifically address the following:
   - Please tell us how you recorded each of the transactions on your financial statements, including the specific financial statement line items impacted and corresponding amounts recorded. Please clarify whether you recorded a gain on your statements of operations related to the two homes. If so, tell us the amount recorded for each home; and
   - Please tell us how you determined it was appropriate to treat the transaction as a sale-leaseback transaction pursuant to SFAS 98. Please address each of the criteria in paragraph 7 of SFAS 98. Please also tell us what consideration was given to paragraph 29 of SFAS 13 in the accounting for this transaction.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief